Exchange Traded Concepts Trust
2545 South Kelly Avenue
Suite C
Edmond, Oklahoma 73013

August 29, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Exchange Traded Concepts Trust (Reg. Nos. 333-156529 and 811-22263): Request for Withdrawal of Post-Effective Amendment Filings

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), Exchange Traded Concepts Trust (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of certain post-effective amendments filed to the Trust’s Registration Statement on Form N-1A, pursuant to the Securities Act and the Investment Company Act of 1940, as amended. This request relates only to the Yorkville High Income Composite MLP ETF, a separate series of the Trust (the “Fund”).

The Registrant filed the following post-effective amendments relating to the Fund on the dates shown:

Form Type	Date of Filing	Post-Effective Amendment No.

485APOS	April 20, 2012	Post-Effective Amendment No. 16
485BXT	June 29, 2012	Post-Effective Amendment No. 24
485BXT	July 27, 2012	Post-Effective Amendment No. 26
485BXT	August 24, 2012	Post-Effective Amendment No. 28
485BXT	September 21, 2012	Post-Effective Amendment No. 30
485BXT	October 22, 2012	Post-Effective Amendment No. 33
485BXT	November 20, 2012	Post-Effective Amendment No. 35
485BXT	December 19, 2012	Post-Effective Amendment No. 37
485BXT	January 17, 2013	Post-Effective Amendment No. 41
485BXT	January 24, 2013	Post-Effective Amendment No. 42
485BPOS	January 29, 2013	Post-Effective Amendment No. 44
485BXT	February 26, 2013	Post-Effective Amendment No. 49
485BXT	March 27, 2013	Post-Effective Amendment No. 52
485BXT	April 25, 2013	Post-Effective Amendment No. 57
485BXT	May 24, 2013	Post-Effective Amendment No. 58
485BXT	June 21, 2013	Post-Effective Amendment No. 62
485BXT	July 19, 2013	Post-Effective Amendment No. 66
485BXT	August 19, 2013	Post-Effective Amendment No. 72
485BXT	September 17, 2013	Post-Effective Amendment No. 75
485BXT	October 16, 2013	Post-Effective Amendment No. 77
485BXT	November 14, 2013	Post-Effective Amendment No. 81
485BXT	December 13, 2013	Post-Effective Amendment No. 83
485BXT	January 10, 2014	Post-Effective Amendment No. 85
485BXT	February 7, 2014	Post-Effective Amendment No. 87
485BXT	March 10, 2014	Post-Effective Amendment No. 89
485BXT	April 8, 2014	Post-Effective Amendment No. 92
485BXT	May 7, 2014	Post-Effective Amendment No. 96
485BXT	June 5, 2014	Post-Effective Amendment No. 99
485BXT	July 3, 2014	Post-Effective Amendment No. 101
485BXT	August 1, 2014	Post-Effective Amendment No. 104

The purpose of the 485APOS filing, filed on April 20, 2012 (Post-Effective Amendment No. 16), was to register the Fund as a new series of the Trust. The purpose of the 485BPOS filing, filed on January 29, 2013 (Post-Effective Amendment No. 44), was to respond to Staff comments on Post-Effective Amendment No. 16, as they related to the Fund, and to make other non-material changes to the Fund’s Prospectus and Statement of Additional Information. The nine 485BXT filings, filed between June 29, 2012 and January 24, 2013 (Post-Effective Amendment Nos. 24, 26, 28, 30, 33, 35, 37, 41 and 42), were filed for the purpose of delaying the effective date of Post-Effective Amendment No. 16. The purpose of the nineteen 485BXT filings, filed between February 26, 2013 and August 1, 2014 (Post-Effective Amendment Nos. 49, 52, 57, 58, 62, 66, 72, 75, 77, 81, 83, 85, 87, 89, 92, 96, 99, 101 and 104) were filed for the purpose of delaying the effective date of Post-Effective Amendment No. 44. As of the last filing shown, Post-Effective Amendment No. 44 is scheduled to become effective on September 1, 2014.

The Registrant is requesting the withdrawal of the above referenced Post-Effective Amendments because the Registrant has decided not to proceed with the offering of the Fund. No securities were sold in connection with this offering. Please note that certain of the Post-Effective Amendments listed above were also filed on behalf of the Yorkville High Income Infrastructure MLP ETF, which went effective on January 29, 2013, and this withdrawal request does not relate to, or seek to withdraw the registration of, the Yorkville High Income Infrastructure MLP ETF.

Pursuant to the requirements of Rule 477 under the Securities Act, this application for withdrawal of the Post-Effective Amendments listed above, has been signed by the President of the Trust this 29th day of August, 2014.

If you have any questions regarding this filing, please contact Christopher Menconi at (202) 373-6173 or Abigail Bertumen at (202) 373-6095.

EXCHANGE TRADED CONCEPTS TRUST

By: /s/ J. Garrett Stevens
Name: J. Garrett Stevens
Title: Trustee and President